+--------------------------------+
                                              |          CMB APPROVAL          |
                                              |================================|
                                              |    CMS Number:   3235-0145     |
                                              |   Expires: October 31, 1994    |
                                              | Estimated average burden hours |
                                              |      per form.......14.90      |
                                              +--------------------------------+

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                           (Amendment No. 4)

                      BERGEN BRUNSWIG CORPORATION
- --------------------------------------------------------------------------------
                            (Name of Issuer)

             Class A Common Stock, Par Value $1.50 per share
- --------------------------------------------------------------------------------
                     (Title of Class of Securities)

                                083739102
- --------------------------------------------------------------------------------
                              (CUSIP Number)

                              Milan A. Sawdei
                       Bergen Brunswig Corporation
 4000 Metropolitan Drive, Orange, California 92668    Telephone (714) 385-4000
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              December 31, 1993
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                           AMENDMENT NO. 4 TO
                              SCHEDULE 13D

CUSIP No.      083739102                                      Page 2 of 4 Pages
- --------------------------------------------------------------------------------
    |    NAME OF REPORTING PERSON
 1  |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |    Robert E. Martini
- --------------------------------------------------------------------------------
    |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2  |                                                                   (a) [ ]
    |                                                                   (b) [X]
- --------------------------------------------------------------------------------
 3  |    SEC USE ONLY
    |
- --------------------------------------------------------------------------------
 4  |    SOURCE OF FUNDS*
    |
    |    Not Applicable.
- --------------------------------------------------------------------------------
 5  |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |          ITEMS 2(d) OR 2(e)
    |    Not applicable.                                                    [ ]
- --------------------------------------------------------------------------------
 6  |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |    United States of America
- --------------------------------------------------------------------------------
 NUMBER      |  7  |   SOLE VOTING POWER
   OF        |     |
 SHARES      |     |   2,418,251 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
             |  8  |   SHARED VOTING POWER
BENEFICIALLY |     |
OWNED BY     |     |   None
- --------------------------------------------------------------------------------
  EACH       |  9  |   SOLE DISPOSITIVE POWER
REPORTING    |     |
             |     |   2,418,251 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
PERSON WITH  | 10  |   SHARED DISPOSITIVE POWER
             |     |
             |     |   29,827 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |    2,448,078 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    |
    |                                                                       [ ]
- --------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.90%*
    |
    |    * Based on 35,496,173 shares outstanding including 35,473,054 shares
    |    outstanding as set forth in the Company's Quarterly Report on Form 10-K
    |    for the quarter ended August 31, 1993, plus 3,246 shares known by the
    |    reporting person to have been issued through 12/31/93 plus 19,873
    |    shares  the reporting person has the right to acquire within 60 days.
    |
- --------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |    IN
- --------------------------------------------------------------------------------

                                                               SEC 1746 (12-91)

CUSIP No.      083739102                                      Page 3 of 4 Pages

                           AMENDMENT NO. 4 TO
                              SCHEDULE 13D

     Schedule 13D filed on March 6, 1989 by Robert E. Martini is hereby amended by changing page 2 of the Schedule 13D, rows 7, 9, 11 and 13 to reflect the current shareholdings and percent of class held by the reporting person.

     Item 2(c) and Item 5(a)-(c) of such Schedule 13D is also amended to read as follows:

Item 2.   Identity and Background

          (c) Mr. Martini is Chairman and Chief Executive Officer of the Company. The principal executive office of the Company is 4000 Metropolitan Drive, Orange, California 92668.

Item 5.   Interest in Securities of the Issuer.

          (a)  The number and percentage of shares of Class A Common Stock
beneficially owned by Mr. Martini is 2,448,078 shares constituting   6.9% of the
shares of Class A Common Stock outstanding as calculated pursuant to Item 5 of
Schedule 13D and as set forth in the explanation in Item 13 on page 2 of this Amendment No. 4 to Schedule 13D.

          (b) Mr. Martini has sole power to vote and direct the vote of all shares beneficially owned by him as reported in (a) above, except as shown on page 2, row 10 (shared dispositive power), and sole power to direct the disposition of all such shares. Included within the calculation on page 2, row 11 (aggregate amount beneficially owned) are the convertible rights to 100,000 shares of Class B Common Stock which are convertible into 952,850 shares of Class A Common Stock.

          (c) During the sixty (60) day period ended December 31, 1993, Mr. Martini no longer served as trustee for two trusts which held, in the aggregate, 301,718 shares of Class A Common Stock and which were previously reported as beneficially owned by Mr. Martini as trustee. The dates and amount of shares of Class A Common Stock transferred were 58,776 and 242,942 shares transferred on December 15, 1993 and December 31, 1993, respectively.

          (d) and (e) are not applicable.

                                                               SEC 1746 (12-91)

CUSIP No.      083739102                                      Page 4 of 4 Pages



SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 10, 1994


                                                      /s/ Robert E. Martini
                                                      ---------------------
                                                          Robert E. Martini


                                                               SEC 1746 (12-91)